NORTH AMERICA SOUTH AMERICA EUROPE ASIA	200 Park Avenue New York, NY 10166 T +1 (212) 294-6700 F +1 (212) 294-4700

August 3, 2022

VIA EDGAR

Ameen Hamady

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Direct Selling Acquisition Corp.

Form 10-K for the year ended December 31, 2021

Filed on March 28, 2022

File No. 001-40831

Ladies and Gentlemen:

On behalf of Direct Selling Acquisition Corp. (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated July 26, 2022. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and has no substantial ties with a non-U.S. person.

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August 3, 2022 Page 2

If you have any questions, please feel free to contact me at (212) 294-2639. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Dave Wentz, Chief Executive Officer, Direct Selling Acquisition Corp.
Mike Lohner, Chief Financial Officer, Direct Selling Acquisition Corp.